Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

Below is an email from the Chief Executive Officer of WarnerMedia, Jason Kilar, to employees of WarnerMedia:

Team –

There is likely to be some news coverage tied to a form that Discovery just filed with the U.S. Securities and Exchange Commission (SEC). I thought it could be helpful if I sent this email to each of you today such that you could hear directly from me regarding 1) what the filing is, 2) how it fits into the larger process of the planned transaction between AT&T/WarnerMedia and Discovery, and 3) some context.

What happened today?

Today, Discovery Communications filed a draft S-4 form with the SEC, which is a standard filing for a transaction like the one happening here. The Securities Exchange Act of 1933 requires any public company seeking a merger or acquisition to disclose some essential facts and share details about the transaction. AT&T will file a directionally similar form called an S-1/S-4 (and they will technically do so via a new holding entity that was created for the planned combination).

What is an S-4?

An S-4 is a form that gets submitted to the SEC when there is a business combination (like the planned combination of WarnerMedia and Discovery). An S-4 filing, including this one, contains information regarding the terms of the transaction, pro-forma financial information, and things like material contracts. This filing is a notable step in the process. There will be updates and amendments to the filing as we move toward the planned deal closing and as more information becomes available.

What is the anticipated timing of the planned transaction?

The deal is still expected to close by the middle of next year, but there are a number of steps that need to happen and are underway before the deal can close. They include some regulatory steps and approvals from the Department of Justice (antitrust), regulatory bodies outside the U.S., and SEC. They also include a Discovery shareholder vote.

In parallel to the above, we have been hard at work on a separation plan from AT&T. This is a comprehensive plan to care for all of our existing work with AT&T and come to agreements for continuation of some services so that there will be no gap in this transition for things like benefits, technology, etc. That work is mostly done now, thanks to some hard-working folks from Jennifer Biry’s organization.

The next phase will be integration planning, putting in place a process for the new combined organization to be ready on day 1 of the new company, regardless of when day 1 takes place. This includes activities such as technology operations (to make sure that employees across the new company can connect and share information) as well as financial consolidation (to make sure that we don’t miss a beat in financial reporting and oversight).

There is a broader team working on this now with representation from every part of our business in concert with their counterparts at Discovery.

Before I close, I want each of you to know that a number of fellow team members are doing important work to both shepherd this along *and* ensure this planned transaction process does not negatively impact our impressive momentum as a business through Q3 (examples of that momentum: our HBO Max direct to customer growth in 45 additional countries this year (through October), our overall revenue growth, Games results, the pending launch of CNN+, etc). I am extremely thankful to those in the middle of this process, particularly Jennifer Biry, Jim Meza, Jim Cummings, and Christy Haubegger. We are very fortunate to have them leading here.

I hope the above is helpful in terms of transparency and context. Hoping you get to enjoy one of our new releases this weekend…

Jason

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statements filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, on November 18,

2021 AT&T, Spinco and Discovery filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery, and a registration statement on Form S-4 and Form S-1 by Spinco containing a preliminary prospectus of Spinco. The information in each preliminary prospectus and the preliminary proxy statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.